June 30, 2005





Mail Stop 4561

VIA U.S. MAIL 214-661-6618

Mr. Qian Fang
Chief Financial Officer
China Digital Wireless, Inc.
429 Guangdong Road
Shanghai, People`s Republic of China 200001

RE:	China Digital Wireless, Inc.
Form 10-KSB for the year ended December 31, 2004
File no. 000-12536
Form 10-QSB for the quarter ended March 31, 2005
File no. 000-12536

Dear Mr. Fang:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the fiscal year ended December 31, 2004

Note 2 - Summary of Significant Accounting Policies
1. Advise us how you considered FIN 46(R) as it relates to your relationship with Sifang Information and Tianci Group in light of the rights obtained through the information service and cooperation agreements and funding of working capital needs.

Note 3 - Equity Transactions, page F-15
2. Please tell us the nature of your relationship with the three investors that you issued 1,315,789 shares of common stock on June 28, 2004 and how you determined the issuance of shares below the market price was not a compensatory arrangement. In addition, clarify if the shares were actually issued in June 2004 or if they were held in escrow as well.
3. We note for the options granted to certain shareholders to repurchase their shares at $1.14 per share you considered Topic D-98 in accounting for the options. Advise us what consideration was given to paragraph 11 of SFAS 150 as it relates to classifying these amounts as a liability at year-end. Further, since the contingency was not resolved until after year-end, tell us your basis in GAAP for classifying these amounts in permanent equity at December 31, 2004.

Form 10-QSB for the fiscal quarter ended March 31, 2005

Consolidated Statements of Income, page F-2, Note 2 - Summary of
Significant Accounting Policies, Revenue Recognition, Advertising
Service Revenues, net, page F-8
4. Tell us how you considered EITF 99-19 as it relates to Advertising
Service Revenues.

Consolidated Statements of Cash Flows, page F-4

5. Since the nature of certain related party advances are to facilitate revenue-generating activities on behalf of the company, tell us your basis for presenting these amounts as an investing activity versus an operating activity on the Statements of Cash Flows. In addition, explain how the $3.0 million and $2.4 million advances related to the March 2005 agreements as disclosed on page F-
14, were recorded in your Statement of Cash Flows.

*    *    *    *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kelly McCusker, Staff Accountant, at (202) 551-
3433
or the undersigned at (202) 551-3413 if you have questions.


						Sincerely,



      Cicely D. Luckey
      Branch Chief



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Mr. Qian Fang
China Digital Wireless, Inc.
June 30, 2005
Page 1